EXHIBIT 99.1

TILRAY, INC.

Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined financial information was prepared in connection with the acquisition of FHF Holdings Ltd. (“Manitoba Harvest”) by Tilray, Inc. (“Tilray”) on February 28, 2019 (the “Acquisition”) for an aggregate maximum purchase price of $310 million ($419 million CAD), as previously reported in the Current Report on Form 8-K filed by Tilray with the Securities and Exchange Commission (the “SEC”) on March 4, 2019. On closing, Tilray issued 1,209,946 shares of Class 2 common stock and paid $115 million ($127 million CAD) in cash to the shareholders of Manitoba Harvest. During the second quarter of 2019, Tilray paid $274 thousand ($370 thousand CAD) in cash for the working capital adjustment. On August 28, 2019, Tilray paid $37 million ($50 million CAD) in cash and issued $32 million ($42 million CAD) in shares of Class 2 common stock to the shareholders of Manitoba Harvest. In addition, Tilray shall issue a maximum of $37 million ($49 million CAD) in shares of Class 2 common stock to the shareholders of Manitoba Harvest, pending the achievement of certain milestones for branded cannabidiol product sales in the United States for the period from January 1, 2019 to December 31, 2019. A detailed description of the terms of the Acquisition and a copy of the agreement governing the Acquisition are included in the Current Report on Form 8-K filed by Tilray on February 25, 2019.

The unaudited condensed consolidated balance sheet of Tilray as of June 30, 2019 included in Tilray’s Form 10-Q for the quarterly period ended June 30, 2019 reflects the Acquisition.

The following unaudited pro forma combined financial information is based on the unaudited historical financial information of Tilray and Manitoba Harvest as adjusted to give effect to the Acquisition as if it occurred on January 1, 2018 for the unaudited pro forma combined statement of net loss.

The unaudited pro forma combined financial information should be read in conjunction with the following:

•	the historical unaudited condensed consolidated financial statements of Tilray for the quarterly period ended June 30, 2019 included in Tilray’s Form 10-Q filed with the SEC on August 13, 2019; and

•

the unaudited pro forma combined financial information of Tilray and Manitoba Harvest as of and for the year ended December 31, 2018 included as Exhibit 99.2 in Tilray’s Form 8-K/A filed with the SEC on May 13, 2019.

TILRAY, INC.

Unaudited Pro Forma Combined Statement of Net Loss

(in thousands of U.S. dollars, except for share and per share data)

For the six months ended June 30, 2019	Tilray, Inc.	FHF Holdings Ltd. January 1 to February 28, 2019	Pro forma adjustments	Note		Pro forma combined
		Note 2
Revenue	$68,942	$10,219	$—			$79,161
Cost of sales	51,284	5,961	(2,023)	3	(a)	55,222

Gross profit	17,658	4,258	2,023			23,939

General and administrative expenses	29,262	665	6	3	(b)	29,933
Sales and marketing expenses	22,187	3,447	—			25,634
Depreciation and amortization expense	4,248	1,037	829	3	(c)	6,114
Stock-based compensation expense	12,891	89	—			12,980
Research and development expenses	2,576	96	—			2,672
Acquisition and integration expenses	6,888	—	—			6,888

Operating loss	(60,394)	(1,076)	1,188			(60,282)

Foreign exchange (gain) loss, net	(1,432)	48	—			(1,384)
Interest expense, net	17,331	971	(971)	3	(d)	17,331
Finance income from ABG Profit Participation Arrangement	(347)	—	—			(347)
Other income, net	(4,380)	7	—			(4,373)

Loss before income taxes	(71,566)	(2,102)	2,159			(71,509)
Deferred income tax recovery	(6,419)	(699)	(210)	3	(e)	(7,328)
Current income tax expense	207	156	(156)	3	(f)	207

Net loss	$(65,354)	$(1,559)	$2,525			$(64,388)

Net loss per share – basic and diluted	(0.68)					(0.66)
Weighted average shares used in computation of net loss per share – basic and diluted	96,037,142		1,293,636	3	(g)	97,330,778

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

TILRAY, INC.

Notes to Unaudited Pro Forma Combined Financial Information

1.	Basis of Presentation

The unaudited pro forma combined financial information was prepared using the unaudited historical financial information of Tilray and Manitoba Harvest and presents the pro forma effects of the Acquisition described herein, in accordance with Article 11 of Regulation S-X. The historical financial information of both Tilray and Manitoba Harvest were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The historical financial information of Tilray and the information presented herein are in U.S. dollars unless otherwise stated. The historical financial information of Manitoba Harvest was translated from Canadian dollars (“CAD”) into U.S. dollars for purposes of presenting pro forma financial information using the average exchange rate for the period.

The unaudited pro forma combined statement of net loss for the six months ended June 30, 2019 reflects the Acquisition as if it had been consummated on January 1, 2018. This combines Tilray’s unaudited condensed consolidated statement of net loss for the six months ended June 30, 2019 with Manitoba Harvest’s unaudited consolidated statement of net loss from January 1, 2019 through to the effective time of the Acquisition on February 28, 2019. Operations of the acquired Manitoba Harvest business is reflected in Tilray’s consolidated statement of net loss after February 28, 2019.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 Business Combinations, with Tilray considered the acquirer of Manitoba Harvest for accounting purposes.

The historical combined financial information was adjusted to give effect to pro forma events that are: (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. The pro forma combined financial information is provided for illustrative purposes only and is not intended to represent, and is not necessarily indicative of, what the combined company’s consolidated results of operations actually would have been, had the Acquisition been completed as of the date indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future operating results of the combined company.

The pro forma financial information does not reflect the impacts of any cost savings, operating synergies or revenue enhancements that may be achieved, integration costs, or costs necessary to achieve the cost savings, operating synergies or revenue enhancements. Differences between estimates used in the preliminary purchase price allocation and the final purchase price allocation amounts will occur and these differences could have a material impact on the accompanying unaudited pro forma combined financial information.

2.	Manitoba Harvest Historical Financial Information

The historical financial information of Manitoba Harvest for the period from January 1, 2019 to February 28, 2019 inclusive was translated into U.S. dollars using an average exchange rate of 0.7607 for revenue and expenses.

3.	Pro Forma Adjustments

The following pro forma adjustments are reflected in the unaudited pro forma combined financial statements. These adjustments were based on Tilray’s preliminary estimates and assumptions that are subject to change:

(a)

Cost of sales: Decrease of $2,041 thousand to remove the amortization of the fair value adjustment to inventory and increase of $18 thousand for amortization of property and equipment directly related to manufacturing and distribution of products.

(b)	General and administrative expenses: Increase of $6 thousand for amortization of property and equipment related to general office space and equipment.
(c)	Depreciation and amortization expense: Increase of $779 thousand for the amortization of intangibles and increase of $50 thousand for the amortization of property and equipment.
(d)

Interest expense, net: For the purposes of the pro forma combined statement of net loss, it was assumed that no related party debt was outstanding at January 1, 2019 and thus $971 thousand of related party interest expense was removed.

(e)

Deferred income tax recovery: Increase of $210 thousand for the income tax effect of the pro forma adjustment for the amortization of intangibles, calculated using an estimated effective tax rate of 27%.

(f)	Current income tax expense: Decrease of $156 thousand to reflect tax losses carried forward that can be applied against current income tax expense.
(g)

For the purposes of the unaudited pro forma combined statement of net loss, it was assumed the issuance of 1,209,946 Class 2 common shares occurred on January 1, 2018 as share consideration on close of the Acquisition, and the issuance of 899,306 Class 2 common shares at $35.48 per share occurred on July 1, 2018 as share consideration six months after close of the Acquisition.

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